SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT NOTICE

The management of TIM Participações S.A. (“TIM PART”), pursuant to the provisions of Paragraph 4 of article 157 of the Federal Law No. 6.404/76, as amended (“Brazilian Corporations Law”) and CVM Ruling No. 358/02, hereby informs to its shareholders, the public in general and other interested parties that:

Pursuant to the Material Fact Notice dated April 16, 2009, on that date TIM PART, its controlling shareholder TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) and JVCO Participações Ltda. (“JVCO”), having Docas Investimentos S.A. (“Docas”) as intervening party, executed a Merger Agreement (the “Merger Agreement”) for the purpose of establishing the conditions for the acquisition of the control of Intelig Telecomunicações Ltda. (“Intelig”), a telecommunications company operating in the local, national and international long distance calls and data transmission businesses, by means of the merger of Holdco Participações Ltda. (“HOLDCO”) into TIM PART, being HOLDCO a company controlled by JVCO. Upon the closing of the merger, TIM PART shall hold 100% (one hundred percent) of the capital stock of Intelig.

On this date, TIM PART and Docas executed amendments to the Merger Agreement and shareholders’ agreement dated April 16, 2009, by means of an Amendment and Restated Merger Agreement (“Amended Merger Agreement”), as ratified by a resolution of the Board of Directors of TIM PART. Said amendments have the purpose of adapting certain conditions originally set forth in the Merger Agreement, maintaining the expected timeframe for having a closing by the end of this year.

The Amended Merger Agreement and the other agreements executed on this date between TIM PART and Docas maintain the same acquisition structure through a merger, as set forth in the Material Fact Notice dated April 16, 2009, without modifications to the enterprise value, admitting, however, that a portion of the financial debt of Intelig remaining from the financing restructuring process shall be assumed by TIM PART upon the merger, in an approximate amount of US$70 million.

These adjustments shall imply in the modification of the exchange ratio of TIM PART’s shares to be issued to JVCO as a result of the merger, from up to 6,15% (six point fifteen percent) of the total common shares and up to 6,15% (six point fifteen percent) of the total preferred shares to up to 5,14% (five point fourteen percent) of the total common shares and up to 5,14% (five point fourteen percent) of the total preferred shares issued by TIM PART. Such exchange ratio is subject to confirmation by an economic appraisal to be prepared by an independent financial institution.

Additionally, the Amended Merger Agreement sets forth that the transaction shall be closed upon the satisfaction of certain conditions precedent, whose implementation shall be announced to the market as soon as they are fully verified by TIM PART and Docas.

Rio de Janeiro (RJ), November 30, 2009.

TIM PARTICIPAÇÕES S.A.
Claudio Zezza
Investors’ Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 30, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.